FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 5, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces ila/negetive rating in relation to
debentures traded in israel

Netanya, Israel – August 5, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that Standard & Poor’s Maalot, or Maalot, downgraded the Company’s rating to ilA and maintained the Company's rating outlook at “negative”, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange.

According to Maalot's report, the downgrade of rating reflects Maalot's estimation that the intensive competition in the market will continue through 2019-2020 (at least) and further weakening of the Company’s operational performance, which may result in adjusted Ebitda margin of less than 20%;  erosion in the Company’s operational performance without substantial reduction of its debt will lead to increased leverage and finance risk; ; investment in IBC may benefit the Company’s business profile in the mid-long range due to reduction of its dependency on Bezeq's internet infrastructure.

According to Maalot's report, the "negative" forecast reflects Maalot's estimation of further erosion to the Company’s operational performance due to the competition in the market, and given the high investment needs which may lead to very low free cash flow  over the next 12 months.

The aforementioned downgrade doesn't increase the Company's interest payments on its current debt.

For additional details regarding the Company's public debentures and undertakings of the Company in relation to their rating included in the Company's shelf prospectus, see the Company's annual report on Form 20-F for the year ended December 31, 2018 filed on March 18, 2019, under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Debt Service –Public Debentures" and our most recent report on Form 6-K dated March 19,2019.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.853 million cellular subscribers (as at March 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 5, 2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary